114 AVENUE DES CHAMPS ELYSÉES 75008 PARIS FRANCE +33.1.53.89.70.00	ABU DHABI BEIJING BRUSSELS DÜSSELDORF FRANKFURT HONG KONG LONDON MANNHEIM MENLO PARK MUNICH NEW YORK PARIS ROME SAN FRANCISCO SÃO PAULO SHANGHAI SINGAPORE TOKYO TORONTO WASHINGTON, D.C.

September 4, 2008

Cecilia D. Blye
Chief
Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Turkcell Iletisim Hizmetleri A.S.
Form 20-F for Fiscal Year Ended December 31, 2007 (the “Form 20-F”)
Filed April 23, 2008
File No. 1-15092

Dear Ms. Blye:

This letter has been prepared on behalf of Turkcell Iletisim Hizmetleri A.S. (the “Company”) in response to the Comment Letter, dated August 7, 2008 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission, addressed to Mr. Serkan Okandan, the Company’s Chief Financial Officer.

Set forth below are the Company’s responses to the Comment Letter.  The numbered paragraphs and headings correspond to the Comment Letter, the text of which is copied below in italics for your reference.

Risk Factors

We hold interests in several companies … and may not provide the benefits that we respect, page 18.

1.
You state on page 20 that you are negotiating with Al Mashreq Investment Fund to acquire a majority stake in Syriatel, the leading GSM operator in Syria, a country identified by the U.S. Department of State as a state sponsor of terrorism.  You also state that Al Mashreq is represented by Rami Makhlouf, a Syrian businessman who has been designated by the U.S. Department of Treasury as a person improperly benefiting from the Syrian regime.  We are aware of a May 2008 public media report that indicates that Syriatel is at least 69% owned by Makhlouf, and that Makhlouf is negotiating to sell most of his shares to you for an estimated price of $1 billion.

In your future filings, when appropriate, please expand the risk factor disclosure to indicate the percentage of beneficial ownership of the common stock of Syriatel currently held by Makhlouf, the percentage of Makhlouf’s ownership interest that he will sell you, and the consideration to be paid to Syriatel and to Makhlouf as part of your acquisition.

Response:

The Company respectfully notes your comment and agrees that if it does subsequently agree to acquire an interest in Syriatel, it will at such time make appropriate disclosure of the terms of the transaction.  This would include the percentage to be acquired by it, the consideration to be paid out and, to the extent such information is available to it, the beneficial ownership of the shares to be acquired.

2.
Please disclose in the same risk factor that pursuant to the United States Executive Order 13460, any assets that Makhlouf holds under U.S. jurisdiction will be frozen, and U.S. persons are prohibited from engaging in business or transactions with Makhlouf.  Also, disclose that Makhlouf is included in the Specially Designated Nationals List maintained by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”), which makes him subject to the sanctions program administered by OFAC.  In addition, amplify your discussion of the nature of any material implications of these measures by the U.S. government on your U.S. shareholders, and on your reputation and share value.

Finally, please describe to us in your response letter, with a view to future disclosure, any agreements, commercial arrangements, or other contracts you have with the government of Syria or individuals/entities controlled by, or affiliated with, that government.  Also, describe whether, and to the extent to which, the Syrian government or individuals/entities controlled by, or affiliated with, the Syrian government have received cash or acted as intermediaries in connection with your intended acquisition of Syriatel.

Response:

The Company respectfully notes the first paragraph of your comment and proposes to amend the risk factor in its Form 20-F to read in the relevant part as set forth below, subject to it reaching agreement on the terms of an acquisition of Syriatel and subject to adjustment in view of the actual terms of such an agreement:

[D]oing business in Syria will entail certain risks.  Syria has been identified by the U.S. State Department as a state sponsor of terrorism.  U.S. persons are prohibited from participating in any transaction with the Government of Syria that poses a risk of contributing to the government’s harboring of terrorists, its military presence in Lebanon, its pursuit of weapons of mass destruction, and its undermining of stabilization efforts in Iraq.

Furthermore, Al Mashreq Investment Fund is represented by Rami Makhlouf, a Syrian businessman who has been designated by the U.S. Department of Treasury as a person improperly benefiting from the Syrian regime.  Mr. Makhlouf and Syriatel are included on the list of Specially Designated Nationals and Blocked Persons maintained by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”).  As a result, U.S. persons are prohibited from participating in or facilitating any transaction, directly or indirectly, with Mr. Makhlouf or Syriatel or with any property in which either of them has an interest, and must freeze all property in their possession in which either of them has any interest, even if the property is owned or controlled by someone else.  This prohibition applies to U.S. citizens acting as employees or directors on behalf of a non-U.S. company such as Turkcell.

Current and future U.S. laws and regulations, as well as legal and regulatory actions, targeting Syria and Syrian individuals such as Mr. Makhlouf and Syriatel, may curtail our ability to do business in that country and may impede our exercise of control over Syriatel.  Turkcell itself, as well as certain of its key employees (notably those who are U.S. citizens), could be subject to sanctions under such laws and regulations as a result of our activities in Syria.  In addition, although our purchase of shares in Syriatel should not be subject to prior Syrian governmental or regulatory approval, the Syrian government has effective control over all aspects of the economy and may impose requirements.  All the preceding factors could have a material adverse effect on our financial position and results of operations.  Furthermore, if U.S. shareholders were to have serious concerns regarding these matters, our reputation could be damaged and investors could choose or be obliged to sell or refrain from purchasing our shares, thus potentially reducing demand for our shares and the price of our shares.  The same could also result from state laws that would have the effect of requiring public pension funds to divest or refrain from investing in our shares.

With respect to the second paragraph of your comment, if Turkcell does subsequently agree to acquire an interest in Syriatel, the Company agrees to make appropriate disclosure of related agreements, commercial arrangements and other contracts, if any, with the government of Syria and any individuals or entities known to it to be affiliated with that government.  The Company also agrees to make appropriate disclosure of the extent to which, if at all, the Syrian Government or individuals or entities known to it to be controlled by or affiliated with such government have received cash or acted as intermediaries in connection with such acquisition.

*           *           *

In connection with responding to the Staff’s comments, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings.  The Company further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings.  Finally, the Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at 011 331 53 89 70 00.

Very truly yours,

Sami Toutounji

cc:           Serkan Okandan
Chief Financial Officer,
Turkcell Iletisim Hizmetleri A.S.

Larry Spirgel
Assistant Director, Division of Corporation Finance, Securities and Exchange Commission

Pradip Bhaumik
Attorney-Advisor, Securities and Exchange Commission